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Filed by Archipelago Holdings, Inc. Pursuant to Rule 425
under the Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Companies:
Archipelago Holdings, Inc.
(Commission File No. 001-32274)
The New York Stock Exchange, Inc.

Special Membership Bulletin

New York Stock Exchange, Inc.
11 Wall Street
New York, New York 10005

[NYSE Logo]

Date:	April 28, 2005
To:	NYSE Members
From:	Marshall N. Carter and John A. Thain
Subject:	Update on Archipelago Merger

        Since our Member meeting and announcement of last week, we have continued to be in touch with many of our Members and customers about the Archipelago transaction and its significance to the NYSE, our Members, our markets, and the investing public. A number of you have raised questions about the deal that we want to address early on.

        First, the majority of you have told us you strongly support the deal and the strategy that lies behind it; to make the NYSE into a multi-asset class, global enterprise. In one transaction, we become a for-profit, public company better able to compete with U.S. and global players. We acquire a high-speed, low-cost platform for ETFs, options, and fixed income, new products that can be traded either on our Floor, on Archipelago's platform, or in both venues. We also gain a significant position in the OTC equity market, and the ability to develop a second-brand listing business to compete with Nasdaq. We add entrepreneurial, innovative management talent. All of this would be difficult and time-consuming to accomplish in any other way, and we believe the strategic fit between our two companies is sound.

        Of the hundreds of press stories that covered the transaction in the two days immediately following the announcement, virtually all were favorable about the strategic vision behind the combination and the terms of the transaction. Public investors and our Members have also responded positively to the transaction and to the financial terms announced. From a recent low of $975,000 just three months ago, our seats are now trading at $2,400,000. The implied value of an NYSE seat based on the public trading of Archipelago Holdings stock today is approximately $2,700,000.

        Among the concerns that have been raised is what the transaction portends for the trading floor. As our continuing investment in the NYSE Hybrid MarketSM demonstrates, we believe that the floor auction model, as well as the price discovery and price improvement it provides to investors, is at the core of the NYSE's value proposition to investors. The floor is one of the key competitive strengths that sets U.S. equity markets apart from the rest of the world. We also firmly believe in the benefits, diversification and growth potential that we will realize from the Archipelago transaction.

        We have also heard from you concerns about the tax treatment of cash distributed in the transaction. We have been advised by our counsel that the cash payment is expected to be treated as a dividend for federal income tax purposes and, subject to satisfaction of applicable holding period requirements (generally a period of 60 days), to be eligible for the 15% dividend rate for individuals. The closing of the transaction is conditioned on the receipt of an IRS private letter ruling or an opinion of counsel to the effect that it will be tax-free to members except with respect to the cash received.

        Regarding the proposed lockup provisions, we want to make clear that lockups are intended to provide comfort to outside investors that the very large potential overhang of stock for sale will be managed so as not to be disruptive to the share price. At the current share price of Archipelago, we will have a $4.5 billion market capitalization company with a public float of less than $1 billion. It is our intention to release a portion of the stock into the market as soon as practicable after the closing of the deal and to continue to release stock periodically, subject to maintaining an orderly market. The provisions of the lockup, as well as terms of issuing and managing trading rights, will be discussed in more detail with Members in the coming weeks.

        Several members have asked about the role played by Goldman Sachs and the potential for conflicts. The fact is that Goldman was only involved in facilitating the transaction and bringing the two parties together; it did not assume fiduciary responsibilities, nor did it negotiate the financial aspects of the transaction on behalf of either the Exchange or Archipelago. Goldman's role was evaluated at its inception by John Reed before he signed a carefully-crafted engagement letter with Goldman, and subsequently approved by Marsh Carter and the Board, advised by its special counsel. The fairness opinion of Lazard to the NYSE Board confirmed that, as of its date, the consideration to the NYSE members was fair to the NYSE members from a financial point of view.

        We recognize these are a few of the many issues that will be addressed in the days and weeks ahead. We will include you and your Board of Executives representatives as we work through some of the further details of the transaction. We will continue to keep you updated and welcome your questions and input.

/s/ MARSHALL N. CARTER	/s/ JOHN A. THAIN
Marshall N. Carter	John A. Thain
cc:
Board of Directors
Board of Executives

Important Acquisition Information

        In connection with the proposed merger of Archipelago Holdings and the New York Stock Exchange ("NYSE"), the parties intend to file relevant materials with the SEC, including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and NYSE without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus will also be available, without charge, once they are filed with the SEC by directing a request to NYSE at 11 Wall Street, New York, NY 10005 or calling (212) 656-2062 or directing a request to Archipelago, Attention: Investor Relations, at 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

        NYSE, Archipelago and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago shareholders in respect of the proposed transaction. Information regarding Archipelago's directors and executive officers is available in Archipelago's proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

        This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

        Certain statements in this bulletin may contain forward-looking information regarding Archipelago Holdings, the New York Stock Exchange ("NYSE") and the combined company after the completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving Archipelago and NYSE, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Archipelago's and NYSE's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Archipelago shareholders or NYSE members to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in Archipelago's filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on Archipelago's website at http://www.Archipelago.com.

        You should not place undue reliance on forward-looking statements, which speak only as of the date of this bulletin. Except for any obligation to disclose material information under the Federal securities laws, none of Archipelago, NYSE or the combined company after the completion of the transactions undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

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